

May 15, 2013

Via E-Mail
Xiangqian Li
Chief Executive Officer
China BAK Battery, Inc.
BAK Industrial Park
No. 1 BAK Street
Kuichong Town, Longgang District
Shenzhen 518119
People's Republic of China

>   **Re: China BAK Battery, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2012**
>   **Filed December 31, 2012**
>   **Form 10-Q for the Quarterly Period Ended December 31, 2012**
>   **Filed February 14, 2013**
>   **File No. 001-32898**

Dear Mr. Li:

        We have reviewed your response letter dated April 18, 2013 and filings, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 40

1.   Please expand your response to prior comment 1, and your revised disclosure in future filings, to clarify what you mean by having a "good relationship" with banks and how this "good relationship" will allow you to renew your short-term debt. Given the amount of your current liabilities relative to your existing sources of liquidity, it is unclear from

your response how having only a "good relationship" will allow you to renew debt. Also, as a related matter, it appears your response only addresses your short-term debt. Please also expand to discuss your other short-term obligations, such as your accounts and bills payable and accrued expenses. In this regard, we note the table you provided in response to comment 1 lists anticipated cash outflows of $192 million over the next 12 months, but your most recent Form 10-Q lists more than $320 million of current liabilities.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies and Practices
(o) Government Grants, page F-18

2. We note your response to prior comment 3. Irrespective of whether the company presents the amount in a separate line item, we continue to note that the *nature* of the grants is related to your operations and that since you present a caption entitled "operating loss" that amount should reflect all transactions relating to your operations. Refer to Rule 5-03 of Regulation S-X. Also, see our views outlined in SAB Topic 5.P.3., indicating that the proper classification of an item depends on the nature of the charge and the assets and operations to which it relates. Please revise future filings to present government grants as part of your operating loss.

Note 4. Trade Accounts Receivable, net, page F-21

3. We note from your response to prior comment 6 that the company provided favorable payment terms to customers, including a relatively loose credit policy that was implemented prior to 2012.

- Explain to us how the company's standard payment terms for receivables differed from the terms offered under the loose credit policy.
- Tell us how the change in the company's credit policy impacted the consideration of your revenue recognition policy, including your determination of collectability.
- Describe to us how the change in credit policy impacted your analysis of your allowance for doubtful accounts.

4. We note from your response that your loss rates for each aging range were (i) 15% for the accounts from 7 to 9 months paste due, (ii) 50% for accounts from 10 to 12 months past due and (iii) 100% for your accounts over one year past due. Please explain how you developed your loss rates. For example, discuss why the loss rates for accounts past due from 7 to 9 months and from 10 to 12 months are not higher.

5. With respect to the aging of your accounts receivable provided in the exhibit of your response, we note that the aging in the 271 – 360 day category was $26.2 million as of September 30, 2012. It appears that the receivables are still outstanding and are included in the 361 – 720 day category in the December 31, 2012 aging which shows a $28.4

million receivable. Please tell us the nature of the significant receivables included in the $26.2 million as of September 30, 2012 and your analysis in determining that the allowance should only be 50% of that balance.

Note 5. Inventories, page F-22

6.   While we note your response to comment 7, your response did not address how you plan to revise your disclosures in future filings to comply with U.S. GAAP. We continue to note that you are reporting recoveries of obsolete inventories and reversals of provisions. Please confirm that your accounting and disclosure in future filings complies with SAB Topic 5.BB, wherein a write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances. Please also see FASB ASC 330-10-35-1 and 35-14.

Note 8. Property, Plant and Equipment, page F-27

7.   Your response to prior comment 10 did not explain why you disclosed additional pledged assets as of September 30, 2012 in your December 31, 2012 Form 10-Q. That is, you have not addressed whether your disclosure in the 10-K is complete and accurate. Therefore, we reissue the comment.

Note 9. Lease Prepayments, page F-28

8.   Further to your response to prior comment 13, and as previously requested, please reconcile your response to your disclosure in the two paragraphs following the table. We note that the response shows total lease prepayments for Shenzhen BAK industrial park, Shenzhen R&D, and Tianjin of $18.7 million, $1.4 million, and $16.9 million, respectively. We also note that your disclosure shows total lease prepayments for Shenzhen BAK industrial park, Shenzhen R&D, and Tianjin of $3.9 million, $0.7 million, and $14.1 million, respectively. Please explain the reasons for the differences.

Note 11. Short-term Bank Loans, page F-29

9.   Your response to prior comment 14 did not explain why you disclosed additional assets securing loans as of September 30, 2012 in your December 31, 2012 Form 10-Q. That is, you have not addressed whether your disclosure in the 10-K is complete and accurate. We continue to note that the total amount of assets securing loans as of September 30, 2012 as reflected in Note 11 is only $71.1 million, whereas the similar table as of that date on page F-16 of your December 31, 2012 Form 10-Q totals $166.9. Further, we note that the paragraph following the table refers to additional assets securing loans. Please show us the total amount of assets securing short-term bank loans as of September 30, 2012 and December 31, 2012.

Note 23. Commitments and Contingencies, page F-43

10.   In your response to prior comment 15, you note that of the five listed suppliers in Note 23, four of them are former raw material suppliers so they are not also listed on page 8 where you disclose your major suppliers. We similarly note that these four suppliers were not listed in the similar disclosure on page 9 of your Fiscal 2011 Form 10-K. Please tell us the nature of your relationship with these suppliers, including a discussion of any related party relationships. Tell us what products or services these companies supplied and the dates upon which the supplier relationships started and terminated.

11.   Further, with respect to each of your guarantees, please tell us the term of the guarantee as of September 30, 2012 and December 31, 2012, including the dates of any renewals. Also tell us in more detail how the guarantee arose, including an explanation of why the company agreed to provide guarantees ranging from $1.6 million to $9.5 million for suppliers if the supply relationship was only temporary. Also discuss why you continued to provide these guarantees given the termination of the supplier relationship.

12.   In response to prior comment 16 you told us that the company is entitled to be indemnified fully or partially for any losses, damages or expenses in connection with the guarantees. Please explain the extent to which you may or have sought this indemnification with respect to your guarantee for Shenzhen Langjin Technology Co., LTD.

Form 10-Q for the Quarterly Period Ended December 31, 2012

Item 1. Financial Statements

Note 16. Commitments and Contingencies, page F-24

13.   Further to your responses to prior comments 16 and 18, please describe to us the analysis you performed as of September 30, 2012 for your guarantees in determining that the company was not required to recognize a contingent liability under FASB ASC Section 450-20-25. Please be sufficiently detailed and explain the factors that caused your assessment to change between September 30, 2012 and December 31, 2012. Discuss the procedures the company used as of September 30, 2012 and December 31, 2012 to assess the payment/performance risk of the guarantee. Discuss how you considered the disclosure requirements of FASB ASC 450-20-50-3 through 50-4.

14.   Please tell us why the amount of loss recognized ($7,360,706) is less than the total amount of the guarantee as of December 31, 2012 ($9,628,809).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 2

15.   We note your reference to FASB ASC 330-10-35-7 in your response to prior comment 19. Please tell us in more detail how the company applied FASB ASC 330-10-35-1 to 35-12. Show us the significant components of the gross loss in the last four quarters. Relate your response regarding your inventory accounting to your disclosure on page 6 that the company's significant change from gross profit to gross loss included the impact of the sale of low priced and obsolete products with negative gross margins as a result of severe market competition.

     You may contact Jeanne Bennett at (202) 551-3606, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 on other comments. In this regard, please do not hesitate to contact me at (202) 551-3671.

                              Sincerely,

                              /s/ Kate Tillan for

                              Martin James
                              Senior Assistant Chief Accountant